Marpai, Inc.

615 Channelside Drive, Suite 207

Tampa, Florida 33602

November 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marpai, Inc. (CIK: 0001844392)

Withdrawal of Registration Statement on Form S-1, as amended (File No. 333-274162)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Marpai, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-1, as amended (File No. 333-274162) together with all amendments and exhibits thereto (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to adverse market conditions for smaller companies.

The Registrant hereby confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions or comments regarding this request for withdrawal, please contact the Registrant’s counsel, Ron Ben-Bassat of Sullivan & Worcester LLP at 212-660-5003 or rbenbassat@sullivanlaw.com.

Sincerely,

/s/ Damien Lamendola

Damien Lamendola

Chief Executive Officer